SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              Genetic Vectors, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     $.001 Par Value Per Share Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   371926 10 6
                       ----------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         371926  10  6


1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person [voluntary]

                  Mead M. McCabe, Sr.

2)    Check the Appropriate Box if a Member of a Group
                                                               (a)  /___/
                                                               (b)  / x /

3)    SEC Use Only


4)    Citizenship or Place of Organization

                  United States of America


                  5)     Sole Voting Power:                        0*

                  * Mead M. McCabe, Sr. has been granted options to purchase 100,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.

Number of
Shares
Beneficially      6)     Shared Voting Power:                    993,674*
Owned by Each     * Mead M. McCabe,  Sr. Owns 184,322  shares  jointly  with his
Reporting         wife,  Marigrace  McCabe,  and is a party to an agreement (the
Person with       "Voting  Agreement")  dated  March  25,  1996  with  Marigrace
                  McCabe,  Mead  M. McCabe,  Jr. and  Nyer  Medical Group, Inc.,
                  a  Florida   corporation  ("Nyer"),  providing,   among  other
                  other things, that, for a period of five years, Nyer will vote its shares  (809,352) to elect one member of Genetic  Vectors,
                  Inc.'s  Board of  Directors  designated  by Nyer and all other
                  Board of Directors nominees designated by Mead M. McCabe, Sr.,
                  Marigrace McCabe and Mead M. McCabe,  Jr. The Voting Agreement
                  will not affect  Nyer's right to vote its shares in connection
                  with  other   matters  on  which   Genetic   Vectors,   Inc.'s
                  shareholders vote.

                  7)     Sole Dispositive Power:                0*
                  * Mead M. McCabe, Sr. has been granted options to purchase 100,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.


                  8)     Shared Dispositive Power:              184,322*
                  * Mead M. McCabe, Sr. owns these shares jointly with his wife, Marigrace McCabe.


9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                993,674


10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: /_/


11)   Percent of Class Represented by Amount in Row 9:          42.5%


12)   Type of Reporting Person:
                                                                  IN

CUSIP No.         371926  10  6


1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person [voluntary]

                  Marigrace McCabe


2)    Check the Appropriate Box if a Member of a Group
                                                           (a)  /___/
                                                           (b)  / x /

3)    SEC Use Only



4)    Citizenship or Place of Organization

                  United States of America

                   5)       Sole Voting Power:             0

                   6)       Shared Voting Power:           993,674*

Number of Shares   * Marigrace McCabe owns 184,322 shares jointly with
Beneficially       here husband,  Mead M. McCabe, Sr., and is a party
Owned by Each      to the Voting Agreement.
Reporting Person
with               7)       Sole Dispositive Power:        0


                   8)       Shared Dispositive Power:      184,322*

                  * Marigrace McCabe owns these shares jointly with her husband, Mead M. McCabe, Sr.


9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           993,674


10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                           /_/

11)   Percent of Class Represented by Amount in Row 9:     42.5%


12)   Type of Reporting Person:                            IN

CUSIP No.         371926  10  6


1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person [voluntary]

                  Mead M. McCabe, Jr.

2)    Check the Appropriate Box if a Member of a Group
                                                             (a)  /___/
                                                             (b)  / x /

3)    SEC Use Only



4)    Citizenship or Place of Organization

                  United States of America


                   5)       Sole Voting Power:              101,960*

                  * Mead M. McCabe, Jr. has been granted options to purchase 75,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.
Number of Shares
Beneficially
Owned   by   Each  6)       Shared Voting Power:           809,352*
Reporting  Person  * Mead M. McCabe, Jr. is a party to the Voting Agreement.
with

                   7)       Sole Dispositive Power:        101,960*

                  * Mead M. McCabe, Jr. has been granted options to purchase 75,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.


                   8)       Shared Dispositive Power:      0


9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           911,312


10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                           /_/

11)   Percent of Class Represented by Amount in Row 9:      39.0%


12)      Type of Reporting Person:                          IN

Item 1.
           (a)    Name of Issuer:

                           Genetic Vectors, Inc.

           (b)    Address of Issuer's Principal Executive Offices:

                           2000 South Dixie Highway, Suite 100, Miami,
                           Florida 33133

Item 2.
           (a)    Name of Persons Filing:

                           Mead M. McCabe, Sr.
                           Marigrace McCabe
                           Mead M. McCabe, Jr.

           (b)    Address of Principal Business Office or, if none, Residence:

                           2000 South Dixie Highway, Suite 100, Miami,
                           Florida  33133

           (c)    Citizenship:

                           United States of America

           (d)    Title of Class of Securities:

                           $.001 Par Value Per Share Common Stock

           (e)    CUSIP Number

                           371926  10  6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

           (a)  /__/  Broker or Dealer registered under Section 15 of the Act

           (b)  /__/  Bank as defined in section 3(a)(6) of the Act

           (c)  /__/  Insurance  Company as defined in section  3(a)(19)  of the act

           (d)  /__/  Investment  Company  registered  under  section  8 of  the
                      Investment Company Act

           (e)  /__/  Investment  Adviser  registered  under  section 203 of the
                      Investment Advisers Act of 1940

           (f)  /__/  Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-l(b)(l)(ii)(F)

           (g)  /__/  Parent   Holding   Company,   in   accordance   with   ss.
                      240.13d-l(b)(ii)(G) (Note: See Item 7)

           (h)  /__/  Group, in accordance with ss. 240.13d-l(b)(l)(ii)(H)

Item 4.  Ownership

           (a) The amount of shares beneficially owned by Mead M. McCabe, Sr. and Marigrace McCabe are 993,674, of which 184,322 are owned jointly. The amount of shares beneficially owned by Mead M. McCabe, Jr. are 911,312.

           (b) The percent of class that is beneficially owned by Mead M. McCabe, Sr., Marigrace McCabe and Mead M. McCabe, Jr. is 42.5%, 42.5% and 39.0%, respectively.

           (c) (i) Although Mead M. McCabe, Sr. and Marigrace McCabe do not have the sole power to vote or to direct the vote of any shares, Mead M. McCabe, Sr. has been granted options to purchase 100,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006. Mead M. McCabe, Jr. has the sole power to vote 101,960 shares and has been granted options to purchase 75,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.

                (ii) Mead M. McCabe Sr., Marigrace McCabe and Mead M. McCabe, Jr. have the shared power to vote or to direct the vote of 993,674, 993,674 and 809,352 shares, respectively.

                (iii) Although Mead M. McCabe Sr. and Marigrace McCabe do not have the sole power to dispose or to direct the disposition of any shares, Mead M. McCabe, Sr. has been granted options to purchase 100,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006. Mead M. McCabe, Jr. has the sole power to dispose of 101,960 shares and has been granted options to purchase 75,000 shares at $12 per share. One-third of the options become exercisable on each of August 15, 1997, August 15, 1998 and August 15, 1999. All of the options expire on August 15, 2006.

                (iv) Mead M. McCabe, Sr. and Marigrace McCabe have the shared power to dispose of 184,322 shares. Mead M. McCabe, Jr. does not have the shared power to dispose or to direct the disposition of any shares.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

          Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997

By:      /s/ Mead M. McCabe, Sr.
         ------------------------
Name:    Mead M. McCabe, Sr.
Title:   Chairman


February 12, 1997

By:      /s/ Marigrace McCabe
         ------------------------
Name:    Marigrace McCabe


February 12, 1997

By:      /s/ Mead M. McCabe, Jr.
         ------------------------
Name:    Mead M. McCabe, Jr.
Title:   President, Secretary and Director

                                   EXHIBIT "A"


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Act by and among the parties listed below, each referred to herein as a "Joint filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that, to the best of their knowledge and belief, they each satisfy the requirements for making a joint filing under Rule 13d-1.



February 12, 1997

By:      /s/ Mead M. McCabe, Sr.
         -----------------------
Name:    Mead M. McCabe, Sr.
Title:   Chairman


February 12, 1997

By:      /s/ Marigrace McCabe
         -----------------------
Name:    Marigrace McCabe


February 12, 1997

By:      /s/ Mead M. McCabe, Jr.
         -----------------------
Name:    Mead M. McCabe, Jr.
Title:   President, Secretary and Director